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                            July 28, 2023

       Someit Sidhu, M.D.
       Chief Executive Officer
       Zura Bio Limited
       4225 Executive Square, Suite 600
       La Jolla, CA 92037

                                                        Re: Zura Bio Limited
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed July 21, 2023
                                                            File No. 333-272628

       Dear Someit Sidhu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 23, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. Please revise the cover page heading to quantify the number of each type of security being registered. Ensure that
this revision includes:
                                                            the number of Class
A Ordinary Shares;
                                                            the number of
Warrants;
                                                            the number of
Prefunded Warrants;
                                                            the number of Class
A Ordinary Shares underlying the Warrants;
                                                            the number of Class
A Ordinary Shares underlying the Prefunded Warrants.
                                                        In this regard, we note
from the filing fee table that you are registering the resale of
                                                        3,782,000 Class A
Ordinary Shares underlying 3,782,000 pre-funded warrants to purchase
 Someit Sidhu, M.D.
Zura Bio Limited
July 28, 2023
Page 2
       Class A Ordinary Shares, and the resale of 3,782,000 Pre-Funded Warrants, neither of which appears to be included in your cover page heading, and with respect to the resale of the Pre-Funded Warrants your other disclosure. Please revise as appropriate.
2. We note your response to comment 2 and re-issue in part. As your warrants are out of the money, and, as you disclose on the cover page, "it is unlikely that the Private Placement
       Warrants or Public Warrants are exercised unless the trading price of ordinary shares increases to above the exercise price[,]" please describe on the cover page the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand. To the extent not already included, please ensure this disclosure is also included in the prospectus summary, risk factors, MD&A, and use of proceeds sections.
If certain holders of our Class A Ordinary Shares sell a significant portion of their securities, it may negatively impact..., page 57

3. We note your response to comment 4 and re-issue in part. Please disclose what percentage the securities being registered for resale represent of the total number of shares outstanding.
General

4. We note your response to comment 8 and re-issue in part. Please revise your prospectus to:
           disclose that while the sponsor, private placement investors, PIPE investors, or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price;
           disclose the potential profit the selling securityholders will earn based on the current trading price; and
           include appropriate risk factor disclosure about these aforementioned subjects.

       Please contact Dillon Hagius at 202-551-7967 or Tim Buchmiller at 202-551-3635 with any questions.



                                                               Sincerely,
FirstName LastNameSomeit Sidhu, M.D.
                                                               Division of
Corporation Finance
Comapany NameZura Bio Limited
                                                               Office of Life
Sciences
July 28, 2023 Page 2
cc:       Giovanni Caruso, Esq.
FirstName LastName